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                                                                      EXHIBIT 12

                                SEMCO ENERGY, INC.
                       Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)

----------------------------------------------------------------------------------------------------------
                                                                     Year Ended
                                            -------------------------------------------------------------
Description                                  1999         1998       1997(c)        1996(c)      1995
----------------------------------------------------------------------------------------------------------
Earning as Defined (a)
Net Income (loss)                           $17,659     $10,040      $15,425       ($12,762)    $11,331
Income taxes                                  7,013       7,011        8,469         (7,106)      6,151
Other items                                     (85)        672          (96)           (96)        (96)
Fixed charges as defined                     20,817      15,085       16,741         14,617      14,402
                                             ------      ------       ------         ------      ------

Earnings as defined                         $45,405     $32,808      $40,539       ($ 5,347)    $31,788
                                            -------     -------      -------       --------     -------

Fixed charges as defined (a)
Interest on long-term debt                  $12,685     $11,488      $ 9,389        $ 8,514     $ 8,546
Amortization of debt expense                  1,297         450          449            431         520
Other interest charges                        6,593       2,873        6,629          5,398       5,062
Preferred securities dividends
   and distributions                            242         274          274            274         274

Fixed charges as defined                    $20,817     $15,085      $16,741        $14,617     $14,402
                                            -------     -------      -------        -------     -------

Ratio of earnings to fixed charges             2.18        2.17         2.42             (b)       2.21
                                               ====        ====         ====             ==        ====
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

Notes:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 1996, fixed charges exceeded earnings by $20.0 million. Earning as defined include a $32.3 million non-cash pretax write-down of the NOARK investment. Excluding the NOARK write-down the ratio of earnings to fixed charges would have been 1.84.

(c) Restated to account for a 1998 acquisition as a pooling of interests. Years prior to 1996 were not restated for the pooling of interest as the effects were deemed not material.